Exhibit 12.1

Ratio of Earnings to Fixed Charges

Great Lakes Dredge & Dock Corporation

(dollars in thousands)

	2010	2011	2012	2013	2014
Pretax income (loss) from continuing operations(1)	$57,138	$26,679	$11,590	$29,109	$6,293
Fixed charges	21,046	28,795	27,594	28,556	27,766
Capitalized Interest	(34)	—	—	(522)	(1,401)
Distributed income of equity investees	—	—	—	—

	$78,150	$55,474	$39,184	$57,143	$32,658

Fixed charges:
Interest expense and amortized deferred financing costs	$13,559	$21,374	$20,920	$21,941	$19,967
Estimated interest expense in operating leases	7,487	7,421	6,674	6,615	7,799
Preference security dividend requirements	—	—

Total fixed charges	$21,046	$28,795	$27,594	$28,556	$27,766

Ratio of earnings to fixed charges	3.7	1.9	1.4	2.0	1.2

(1)	Before adjustment for noncontrolling interests in consolidated subsidiaries and income (loss) from equity investees.